EXHIBIT (a)(1)(vi)

TEMPLETON DRAGON FUND, INC.

500 East Broward Boulevard
Fort Lauderdale, Florida 33394-3091
(954) 527-7500

April 24, 2003

Dear Shareholder:

      As announced on March 20, 2003, the Board of Directors of the Templeton Dragon Fund, Inc. (the “Fund”), approved a tender offer for the Fund’s common stock, par value $0.01 per share (the “Shares”). Accordingly, the Fund is hereby commencing an offer to purchase up to 15% of the Fund’s outstanding Shares. The offer is for cash at a price equal to 92.5% of the Fund’s net asset value (“NAV”) per share as determined by the Fund at the close of regular trading on the New York Stock Exchange (“NYSE”) on May 22, 2003, or such later date to which the Offer is extended, upon the terms and conditions set forth in the enclosed Offer to Purchase, dated April 24, 2003 and related Letter of Transmittal (which, together with any amendments or supplements to these documents, collectively constitute the “Offer”).

      The deadline for participating in the Offer is 12:00 midnight, Eastern time, May 22, 2003, or such later date to which the Offer is extended (the “Termination Date”). The pricing date for the Offer is the close of regular trading on the NYSE on May 22, 2003, unless the Offer is extended (the “Pricing Date”). Should the Offer be extended, the Pricing Date will be the close of regular trading on the NYSE on the same date as the Termination Date, as extended. Shareholders who choose to participate in the Offer can expect to receive payment for Shares tendered and accepted as soon as reasonably practicable after the Termination Date of the Offer.

      If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Shareholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any Shares.

      As of April 15, 2003, the Fund’s NAV was $10.27 per share and 44,376,167 Shares were issued and outstanding. The Fund’s NAV during the pendency of this Offer may be obtained by contacting Mellon Investor Services LLC, the Fund’s Information Agent, toll free at 1-888-788-1635, business days between 9:00 a.m. and 7:00 p.m. Eastern time, or by calling Franklin Templeton Fund Information toll free at 1-800-DIAL BEN® (1-800-342-5236), business days between 8:30 a.m. and 8:00 p.m. Eastern time.

      None of the Fund, its Board of Directors (the “Board”), or its investment manager are making any recommendation to any Shareholder whether to tender or refrain from tendering Shares in the Offer. The Fund and the Board urge each Shareholder to read and evaluate the Offer and related materials carefully and make his or her own decision.

      Questions, requests for assistance and requests for additional copies of this Offer and related materials should be directed to Mellon Investor Services LLC at 1-888-788-1635.

Sincerely,

MARK MOBIUS
President and Chief Executive Officer-Investment Management
Templeton Dragon Fund, Inc.